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19007604

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MAR 01 2019

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8-44574

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Country Club Financial Services, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Ward Parkway

(No. and Street)

Kansas City	MO	64112
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sandra Dershem-Vega (816) 751-4223

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP

(Name – *if individual, state last, first, middle name*)

1201 Walnut Street, Suite 1700	Kansas City	MO	64106
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Sandra L. Dershem-Vega, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Country Club Financial Services, Inc., as of December 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TARA N. SOETAERT
Notary Public - Notary Seal
STATE OF MISSOURI
Cass County
My Commission Expires: 5/23/2021
Commission # 17386121

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Country Club Financial Services, Inc.

December 31, 2018 and 2017

Contents

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Country Club Financial Services, Inc.
Kansas City, Missouri

Opinion on the Financial Statements

We have audited the accompanying statements of financial condition of Country Club Financial Services, Inc. (the "Company"), a wholly-owned subsidiary of Country Club Bank, as of December 31, 2018 and 2017, and the related statements of operations, stockholder's equity and cash flows for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The Computation of Net Capital Under Rule 15c3-1 as of December 31, 2018 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audits of the Company's 2018 financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

BKD, LLP

We have served as the Company's auditor since 2013.

Kansas City, Missouri
February 27, 2019

Country Club Financial Services, Inc.
Statements of Financial Condition
December 31, 2018 and 2017

Assets	2018	2017
Cash and cash equivalents	$ 6,754,522	$ 437,343
Clearing agent deposits	-	100,000
Commissions receivable	-	90,709
Accounts receivable	29,535	21,640
Equity securities - not readily marketable	-	3,300
Prepaid expenses	1,906	40,435
Furniture, fixtures and equipment - net	51,757	28,662
Total assets	$ 6,837,720	$ 722,089
Liabilities		
Accounts payable and accrued liabilities	$ 784,408	$ 139,549
Total liabilities	784,408	139,549
Stockholder's Equity		
Common stock, $0.10 par value; authorized 100,000 shares; issued and outstanding 1,000 shares	100	100
Additional paid-in capital	6,617,900	6,617,900
Retained deficit	(564,688)	(6,035,460)
Total stockholder's equity	6,053,312	582,540
Total liabilities and stockholder's equity	$ 6,837,720	$ 722,089

Country Club Financial Services, Inc.
Statements of Operations
Years Ended December 31, 2018 and 2017

	2018	2017
Revenues		
Commissions	$ 67,139	$ 1,763,466
Service fees	-	811,816
Investment banking advisory fee income	6,967,347	2,099,956
Other revenues	213,228	189,305
Total revenues	7,247,714	4,864,543
Expenses		
Personnel services	3,969,834	3,804,861
Management services	498,000	948,000
Outside electronic data processing	28,501	155,145
Pershing ticket charges	-	95,351
Occupancy and equipment	90,158	351,782
Professional fees	36,473	37,113
Dues and subscriptions	56,651	70,863
Regulatory fees	18,852	42,956
Depreciation	6,987	5,529
Advertising costs	59,435	33,315
Stationery and supplies	3,147	2,545
Other operating expenses	143,605	183,760
Total expenses	4,911,643	5,731,220
Net Income (Loss)	$ 2,336,071	$ (866,677)

Country Club Financial Services, Inc.
Statements of Stockholder's Equity
Years Ended December 31, 2018 and 2017

	Common Stock	Additional Paid-in Capital	Retained Deficit	Total Stockholder's Equity
Balance, January 1, 2017	$ 100	$ 6,167,900	$ (5,168,783)	$ 999,217
Capital contribution from Parent		450,000	-	450,000
Net loss	-	-	(866,677)	(866,677)
Balance, December 31, 2017	$ 100	6,617,900	(6,035,460)	582,540
Capital contribution from Parent	-	-	3,134,701	3,134,701
Net income	-	-	2,336,071	2,336,071
Balance, December 31, 2018	$ 100	$ 6,617,900	$ (564,688)	$ 6,053,312

See Notes to Financial Statements

Country Club Financial Services, Inc.

Statements of Cash Flows

Years Ended December 31, 2018 and 2017

	2018	2017
Operating Activities		
Net income (loss)	$ 2,336,071	$ (866,677)
Items not requiring cash		
Depreciation	6,987	5,529
Changes in		
Clearing agent deposit	100,000	
Commissions receivable	90,709	(16,492)
Accounts receivable	(7,895)	3,930
Securities	3,300	-
Prepaid expenses	38,529	29,439
Accounts payable and accrued liabilities	644,859	(141,053)
Net cash provided by (used in) operating activities	3,212,560	(985,324)
Investing Activities		
Acquisition of furniture, fixtures and equipment	(30,082)	(22,765)
Net cash used in investing activities	(30,082)	(22,765)
Financing Activities		
Capital contribution from Parent	3,134,701	450,000
Net cash provided by financing activities	3,134,701	450,000
Increase (Decrease) in Cash and Cash Equivalents	6,317,179	(558,089)
Cash and Cash Equivalents, Beginning of Year	437,343	995,432
Cash and Cash Equivalents, End of Year	$ 6,754,522	$ 437,343

Country Club Financial Services, Inc.

Notes to Financial Statements

December 31, 2018 and 2017

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Country Club Financial Services, Inc. ("the Company") is a limited services securities broker that provides investment banking services, the sale of fixed insurance and annuity products, and sells institutional non-interest fee income products under its own name and also under the names of Wheatland Advisors, Country Club Capital Advisors and The Capital Corporation. The Company employs 10 registered representatives at offices in 2 locations in Kansas and Missouri. The Company is licensed in 2 states, and is a member in good standing of the Financial Industry Regulatory Authority ("FINRA") and the state agencies. The firm is also a member of the Securities Investor Protection Corporation. The Company is registered with the Securities and Exchange Commission ("SEC") and is subject to the net capital requirements of SEC Rule 15c3-1 and is exempt from the reserve requirements and possession or control requirements of SEC Rule 15c3-3 under paragraph (k)(2)(i).

The Company is a wholly-owned subsidiary of Country Club Bank ("Parent"), and the Parent is a wholly-owned subsidiary of CCB Financial Corporation ("Holding Company"); as such, the Company files a consolidated S corporation income tax return with both its Parent and the Holding Company; the accounts of the Parent and the Holding Company are not presented or otherwise included in these financial statements, nor are the accounts of other subsidiaries of the Parent and the Holding Company, such as Country Club Trust Company, N.A., and Tower Wealth Managers, among others.

In September 2017, the Company's Parent reached an agreement to outsource the Company's retail brokerage operations, with the ongoing involvement of the Parent's retail brokerage employees, to Money Concepts Capital Corporation, an unaffiliated broker dealer. A request for a change in membership agreement with FINRA was approved and the Company's membership agreement now provides for mergers and acquisitions activity only.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

The Company considers all liquid investments with original maturities of three months or less to be cash equivalents. At December 31, 2018, cash equivalents consisted primarily of a money market account with an unaffiliated institution.

Revenue Recognition

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, *Revenue from Contracts with Customers: Topic 606,* to supersede nearly all existing revenue recognition guidance under United States GAAP. We adopted the provisions of this guidance on January 1, 2018 using the modified retrospective approach. The adoption did not have a material impact on our revenue recognition.

The Company provides advisory services on mergers and acquisitions (M&A). Revenue for advisory arrangements is generally recognized at the point in time that performance under the arrangement is completed (the closing date of the transaction) or the contract is cancelled.

Success fees generated from the closing of transactions are a variable form of consideration that is constrained until an acquisition or sale closes, as that is the point at which management believes the performance obligation has been met and collection of revenue is probable. For certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. For these arrangements, the Company has a contractual right to consideration from a customer in an amount that corresponds directly with the value to the customer of the Company's performance completed to date. The Company recognizes this revenue to the extent that they have a contractual right to invoice. Customers are billed as services are rendered, which can be either based on a stated hourly rate or a specified monthly charge in the contract. In both cases, the invoiced amount is commensurate with the value being provided to the customer, and therefore, this recognition method provides an accurate depiction of the transfer of these services.

Commission revenue and related expenses are recorded on a trade-date basis. Service fees, which are comprised of continuing service fees and 12b-1 fees, are recorded in the period in which they are earned.

Income Taxes

In 2018 and 2017, the Company paid no income taxes. The Company's Parent and Holding Company have elected S-corporation status for the consolidated group. The Holding Company is no longer subject to federal or state income tax examinations by taxing authorities before 2015.

Note 2: Clearing Agent Deposits

In 2017, the Company maintained a deposit account amounting to $100,000 with its clearing agent pursuant to a Clearing Agent Agreement. In response to the outsourcing of the firm's retail brokerage operations in late 2017 and the termination of the contract with the clearing agent, the clearing agent returned these funds to the Company in 2018.

Note 3: Related-party Transactions

The Parent provides management services as needed at a cost to the Company of $498,000 and $948,000 for 2018 and 2017, respectively. The Parent also provides office space at a cost to the Company of $70,800 for 2018 and $161,763 for 2017. For 2018 and 2017, the Company received insurance commission income of $7,873 and $14,377, respectively, from premiums paid by the Parent.

The Company previously shared revenue with Tower Wealth Managers and Country Club Trust Company, N.A., under the terms of a formal subadvisory agreement applicable to specific categories and types of transactions. In 2017, the Company recognized revenue-sharing income of $43,986 that was reported as Other Revenues in the Statements of Operations. Subsequent to the transfer of the Company's retail brokerage operation to the Parent as of January 2, 2018, this revenue sharing ceased and the Company had no income from this source in 2018.

Prior to 2018, the Company was under a lease agreement with a bank that is under common ownership with the Holding Company. Under this agreement, the Company leased office space in two bank branches in exchange for 27% of gross commissions and fees earned by the Company from transactions for securities and insurance business. In 2017, $131,682 was charged to occupancy and equipment expense in the Statement of Operations. The lease agreement was terminated when the Company's retail brokerage operation transferred to the Parent as of January 2, 2018.

The Company maintains its primary operating cash account at Country Club Bank. The balance in this account was $643,900 and $287,202 at December 31, 2018 and 2017, respectively.

Note 4: Furniture, Fixtures and Equipment

At December 31, 2018 and 2017, furniture, fixtures and equipment consisted of the following:

	2018	2017
Furniture, fixtures and equipment	$ 125,487	$ 134,960
Less accumulated depreciation	(73,730)	(106,298)
Total furniture, fixtures and equipment	$ 51,757	$ 28,662

Note 5: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid, if the resulting net capital ratio would exceed 10 to 1. Net capital requirements at December 31, 2018 and 2017 are summarized as follows:

Country Club Financial Services, Inc.
Notes to Financial Statements
December 31, 2018 and 2017

	2018	2017
Net capital	$ 5,861,830	$ 463,459
Aggregate indebtedness	784,408	139,549
Minimum net capital required	52,294	50,000
Excess net capital at 1500%	5,809,536	413,459
Excess net capital at 1000%	5,783,389	449,504
Net capital ratio	0.13 to 1	0.30 to 1

Note 6: Investment Banking Advisory Fees

The following presents investment banking revenue by major source for 2018 and 2017:

Total Investment Banking Revenue

	2018	2017
Success fees on transactions	$ 5,782,804	$1,436,949
Advisory services fees	1,184,543	663,007
Total Investment Banking Revenue	$ 6,967,347	$2,099,956

Note 7: Disclosures about the Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair value measurements must maximize the use of observable inputs and minimize the use of unobservable inputs. There is a hierarchy of three levels of inputs that may be used to measure fair value:

Level 1 Quoted prices in active markets for identical assets or liabilities

Level 2 Observable inputs other than Level 1 prices, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.

Level 3 Unobservable inputs supported by little or no market activity and are significant to the fair value of the assets or liabilities

Recurring Measurements

The following tables present the fair value measurement of assets recognized in the accompanying balance sheet measured at fair value on a recurring basis and the level within the fair value hierarchy in which the fair value measurements fall at December 31, 2018 and 2017. Money market funds are classified within Level 1 of the hierarchy. The firm held no securities classified within level 2 or level 3 of the hierarchy.

		2018 Fair Value Measurements Using		
Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market fund	$ 6,100,000	$ 6,100,000	$ -	$ -

		2017 Fair Value Measurements Using		
Asset	Fair Value	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money market fund	$ 150,000	$ 150,000	$ -	$ -

Note 8: Commitments and Contingencies

General Litigation

The Company is subject to claims and lawsuits that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims and lawsuits will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.

Current Economic Conditions

Changing economic and financial market conditions could adversely affect the Company's results of operations in future periods. The accompanying financial statements have been prepared using values and information currently available to the Company.

Note 9: Reliance on Third-party Liquidity

The Company has sustained operating losses and negative operating cash flows in previous periods. Management recognizes that the Company may be reliant on its Parent to provide continued financial support. The Parent has assured management that financial support will continue.

The Company has received a commitment from its Parent to provide additional funds through February 28, 2020 to meet liquidity needs not covered by operating cash flows.

The Parent made capital contributions to the Company of $3,134,701 and $450,000, respectively, during 2018 and 2017.

Note 10: Significant Estimates and Concentrations

U.S. generally accepted accounting principles requires disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Approximately 22 percent of investment banking advisory fee income was received from one client and 13 percent was received from another client for the year ended December 31, 2018. Approximately 31 percent of investment banking advisory fee income was received from a single client and 21 percent was received from another client for the year ended December 31, 2017.

Note 11: Subsequent Events

Subsequent events have been evaluated through February 28, 2019, which is the date the financial statements were issued.

Supplemental Schedule

Country Club Financial Services, Inc.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2018

Aggregate Indebtedness	$ 784,408
Minimum Net Capital Required, Greater of 6-2/3% of Aggregate Indebtedness or $5,000 Minimum	$ 52,294
Stockholder's Equity	$ 6,053,312
Nonallowable Assets	
Property and equipment, net	51,757
Other	17,513
Total nonallowable assets	69,270
Haircut on Money Market Account	122,212
Net Capital	$ 5,861,830
Capital in Excess of Requirement	$ 5,809,536
Ratio of Aggregate Indebtedness to Net Capital	.13:1

No material differences exist between the above net capital calculation and the corresponding information included in the Company's unaudited X-17A-5 Part IIA filing as of December 31, 2018. Therefore, no reconciliation of the two computations is deemed necessary.

Country Club Financial Services, Inc.
Exemption Report

Country Club Financial Services, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i).

The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

Country Club Financial Services, Inc.

I, Sandra Dershem-Vega, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By:______________________________

Title: President

Date: February 28, 2019

BKD
CPAs & Advisors

1201 Walnut Street, Suite 1700 | Kansas City, MO 64106-2246
816.221.6300 | Fax 816.221.6380 | bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholder
Country Club Financial Services, Inc.
Kansas City, Missouri

We have reviewed management's statements, included in the accompanying *Country Club Financial Services, Inc. Exemption Report*, in which (1) Country Club Financial Services, Inc. (the "Company") identified the following provision of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(i) (the "exemption provision") and (2) the Company stated that the Company met the identified exemption provision throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the *Securities Exchange Act of 1934*.

BKD, LLP

Kansas City, Missouri
February 27, 2019